SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer Registration (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE SIXTY-FIFTH ANNUAL SHAREHOLDERS' MEETING MINUTES

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 04.28.2020 -2 p.m. 3. NOTICE OF MEETING: Published on the "Official Gazette of the State of Paraná" and on the "Folha de Londrina" newspaper. 4.QUORUM: 92.30% (ninety-two and thirty hundredths percent) of the voting capital. 5. PRESIDING BOARD: MARCELO LUIZ CURADO - Chairman; MARCEL MARTINS MALCZEWSKI - Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Meeting Secretary. 6. RESOLUTIONS - 65th ANNUAL SHAREHOLDERS' MEETING:

ITEM 1 - The shareholders approved, by a majority vote, the Annual Management Report and the Financial Statements for financial year 2019. The detailed voting results (for, against and abstain) can be found in the full version of the minutes.

ITEM 2 - The shareholders approve, by a majority vote , the Board of Executive Officer’s proposal for the allocation of the net income for the financial year 2019 in the amount of R$1,989,946,317.39 (one billion, nine hundred and eighty-nine million, nine hundred and forty-six thousand, three hundred and seventeen reais and thirty-nine cents), with the following appropriations: a) R$99,497,315.87 (ninety-nine million, four hundred and ninety-seven thousand, three hundred and fifteen reais and eighty-seven cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with Article 193 of Law no. 6,404, of December 15, 1976, and with Article 72, paragraph 2, item II, of the Company’s Bylaws; b) R$643,000,000.00 (six hundred and forty-three million reais) to pay for interest on shareholders' equity, in replacement of dividends, in compliance with article 202 of Law no. 6,404, of December 15, 1976 - the Brazilian Corporation Law; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995, and article 73, paragraph 1 of the Company’s Bylaws, which were declared by the management bodies on December 5, 2019; and  c) R$146,603,773.16 (one hundred and forty-six million, six hundred and three thousand, seven hundred and seventy-three reais and sixteen cents) to be paid to the Company’s employees by the Holding Company and the wholly-owned subsidiaries as profit sharing, as a tool to integrate capital and labor and stimulate productivity. The detailed voting results (for, against and abstain) can be found in the full version of the minutes.

ITEM 3 - The shareholders approved, by a majority vote, the threshold for the annual compensation of the members of the Board of Director, of the Board of Executive Officers, of the Supervisory Board and of Statutory Committees, established at R$13.002.528,27 (thirteen million, two thousand, five hundred and twenty-eight reais and twenty-seven cents) for financial year 2020. The detailed voting results (for, against and abstain) can be found in the full version of the minutes.

ITEM 4 - The shareholders approved, by a majority vote, to call a Special Shareholders’ Meeting to decide on the newspaper selection process for corporate publications as required by Article 289 of Federal Law no. 6.404/1976. Such matter shall be later referred to the next Annual Shareholders' Meeting for ratification. It should be noted that, until the Special Shareholders' Meeting is held to decide on the matter, corporate publications required by Federal Law no. 6.404/1976 shall be made in the Official Gazette of the State of Paraná and in the Folha de Londrina newspaper.

SIGNATURES: MARCELO LUIZ CURADO - Representative of the State of Paraná and Chairman of the Annual Shareholders' Meeting; MARCEL MARTINS MALCZEWSKI -Chairman of the Board of Directors of Copel; ADRIANO RUDEK DE MOURA - Chief Financial and Investor Relations Officers of Copel; DEMETRIUS NICHELE MACEI - Chairman  of the Supervisory Board of Copel; FERNANDO DE SOUZA LEITE - Deloitte Touche Tohmatsu Independent Auditors; and DENISE TEIXEIRA GOMES - Meeting Secretary. The signatures of the attending shareholders have been omitted according to authorization in the Meeting minutes. This is a free translation of the summary of the minutes of the 65th Annual Shareholders' Meeting drawn up in pages 38 to 44 of Book no. 12 of Companhia Paranaense de Energia -Copel.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 29, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.